UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

232806109

(CUSIP Number)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232806109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): T. J. Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 15,388,821
	8	SHARED VOTING POWER: 90,660
	9	SOLE DISPOSITIVE POWER: 15,388,821
	10	SHARED DISPOSITIVE POWER: 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,479,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.19%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share, of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”). The principal executive offices of Cypress are located at 198 Champion Court, San Jose, California 95134.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is being filed by T.J. Rodgers, an individual.

(b) Mr. Rodgers’ business address is: Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(c) Mr. Rodgers currently serves as President and Chief Executive Officer of Cypress and sits on its Board of Directors. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC Programmable System-on-Chip, USB controllers, general-purpose programmable clocks, and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB radio system-on-chip, to West Bridge and EZ-USB FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets, including consumer, computation, data communications, automotive and industrial. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

This Amendment No. 3 amends and restates the Schedule 13D initially filed on October 24, 2008 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report a decrease in the percentage of shares of Cypress common stock beneficially owned by Mr. Rodgers.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of common stock of Cypress beneficially owned by Mr. Rodgers is 15,479,481, consisting of:

(i) 6,295,403 shares of common stock held directly by Mr. Rodgers, 1,318,470 of which are shares of performance-based restricted stock that vest over two years;

(ii) 9,093,418 shares of common stock subject to stock options held by Mr. Rodgers, 8,684,829 of which are, exercisable or exercisable within 60 days of March 3, 2010;

(iii) 38,500 shares of common stock jointly held by Mr. Rodgers and Valeta Massey, the spouse of Mr. Rodgers;

(iv) 47,010 shares of Cypress common stock held by Valeta Massey, the spouse of Mr. Rodgers; and

(v) 5,150 shares of common stock subject to stock options held by Valeta Massey, the spouse of Mr. Rodgers, all of which are, exercisable within 60 days of March 3, 2010.

The percentage of Cypress’ common stock beneficially owned by Mr. Rodgers is approximately 9.19%, which is calculated, in accordance with rules of the Securities and Exchange Commission, using a total of (a) 159,381,767 shares of Cypress common stock issued and outstanding as of January 3, 2010, as set forth on the Form 10-K filed by Cypress on March 3, 2010 and (b) 9,098,568 shares of common stock subject to outstanding options held, as of January 3, 2010, by Mr. Rodgers and his spouse as described above.

(b) The number of shares of Cypress common stock as to which Mr. Rodgers has:

(i) Sole power to vote or direct the vote: 15,388,821 shares;

(ii) Shared power to vote or direct the vote: 90,660 shares;

(iii) Sole power to dispose or direct the disposition of: 15,388,821 shares; and

(iv) Shared power to dispose or direct the disposition of: 90,660 shares.

Mr. Rodgers shares the power to vote, direct the vote, dispose of or direct the disposition of the shares of Cypress common stock listed above with:

(A) Name: Valeta Massey.

(B) Business address: c/o T.J. Rodgers, Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Valeta Massey serves as an assistant to Mr. Rodgers.

(D) Valeta Massey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Valeta Massey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(F) Citizenship: United States

(c) On February 24, 2010, Mr. Rodgers sold 265,346 shares of Cypress common stock at a price range between $11.93 and $11.985 per share in open market sales. On February 25, 2010, Mr. Rodgers sold 500,576 shares of Cypress common stock at a price range between $11.80 and $11.86 per share in open market sales. On March 1, 2010, Mr. Rodgers (i) forfeited 65,924 shares of performance-based restricted stock, which represents the non-achieved portion of certain 2nd half 2009 performance milestones, (ii) surrendered 114,946 shares of common stock to pay tax applicable to the vesting of 263,693 restricted stock that were previously awarded to Mr. T.J. Rodgers and reported on Form 4 dated May 11, 2007 and (iii) sold 234,078 shares of Cypress common stock at a price range between $11.80 and $12.11 per share in open market sales. On March 3, Mr. Rodgers gifted 825 shares to a charitable organization.

(d) No person other than Mr. Rodgers and Valeta Massey, the spouse of Mr. Rodgers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cypress common stock reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodgers and any person with respect to any securities of the Company other than stock option, restricted stock unit and similar employee equity agreements consistent with those used generally by the Company for employee equity awards.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010	T.J. RODGERS

/s/ T.J. RODGERS

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)